June 24, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received orally on June 4, 2013 regarding the Trust’s Post-Effective Amendment No. 158 (“PEA No. 158”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2013 for the purpose of registering shares of the WisdomTree United Kingdom Hedged Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 181 to the Trust’s registration statement, which will also be filed with the SEC on June 24, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: In the “Example” section, please remove the following sentence, which is not required by Item 3 of Form N-1A.

It also does not include the transaction fees on purchases and redemptions of Creation Units because these fees will not be imposed on retail investors.

Response: The disclosure has been removed as requested.

2.	Comment: Please confirm if securities included in the Index are “primarily” traded on the London Stock Exchange. If so, please revise the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, as follows:

The Index consists of dividend-paying companies incorporated in the United Kingdom and traded primarily on the London Stock Exchange that derive less than 80% of their revenue from sources in the United Kingdom.

Mr. Ed Bartz

June 24, 2013

Response: No disclosure changes have been made.

3.	Comment: The Staff notes that the Fund invests in securities of companies “incorporated in the United Kingdom and traded on the London Stock Exchange.” In your response letter, please explain why the Registrant considers companies that are incorporated in the United Kingdom and traded on the London Stock Exchange to be economically tied to the United Kingdom.

Response: The Registrant believes that companies incorporated in the United Kingdom and traded on the London Stock Exchange have an economic tie to the United Kingdom.

In the release proposing Rule 35d-1, the Securities and Exchange Commission (“SEC”) suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in its “Principal Investment Strategies” section is a general indicator that an issuer is tied economically to the applicable country or region, in this case the United Kingdom.

4.	Comment: The Staff notes the sentence below currently included in the “Principal Investment Strategies of the Fund” section. Because the Fund’s name includes “United Kingdom”, the Fund is subject to Rule 35d-1, which requires the Fund to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of United Kingdom companies. Please confirm the companies included in the Index will derive at least 50% of their revenue from sources in the United Kingdom.

The Index consists of dividend-paying companies incorporated in the United Kingdom and traded on the London Stock Exchange that derive less than 80% of their revenue from sources in the United Kingdom.

Mr. Ed Bartz

June 24, 2013

Response: As noted in response to Comment 3 above, the Registrant considers companies incorporated in the United Kingdom and traded on the London Stock Exchange to be economically tied to the United Kingdom for purposes of Rule 35d-1 without reference to whether or not such companies derive at least 50% of their revenue from sources in the United Kingdom.

5.	Comment: Please clarify what is meant by “more dividends” in the sentence below, currently included in the “Principal Investment Strategies of the Fund” section.

Companies that pay more dividends are more heavily weighted.

Response: The disclosure has been revised as follows:

Companies that pay more total dollar amount of dividends are more heavily weighted.

6.	Comment: Please revise the sentence below, currently included in the “Principal Investment Strategies of the Fund” section, as follows:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities issued by United Kingdom companies.

Response: The sentence referenced above has been removed. We believe the Fund’s policy with respect to investments subject to Rule 35d-1 is already disclosed in the “Principal Investment Strategies of the Fund” section which states:

The Fund attempts to invest substantially all of its assets in the common stocks that make up the Index.

As a result, we do not believe the sentence referenced above is necessary.

7.	Comment: Please supplement the discussion of “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section to include a discussion of the specific types of derivatives in which the Fund may invest as part of its principal investment strategy.

Response: The disclosure has been revised as requested.

8.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Mr. Ed Bartz

June 24, 2013

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

9.	Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the Statement of Additional Information, but does not appear in the prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Item 8 of Form N-1A requires disclosure of payments by the Fund or its related companies if payments are made to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” The Fund and its related companies do not make payments to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” Rather, any such payments made by the Fund or its related companies pertain to participation in activities designed to make such broker-dealers and financial intermediaries more knowledgeable about exchange traded products, such as the Fund, or for other activities such as participation in marketing activities and educational training programs. The SAI describes any such payments as follows:

Intermediary Compensation. WisdomTree Asset Management or its affiliates, out of their own resources and not out of Fund assets (i.e., without additional cost to the Funds or their shareholders), may pay certain broker-dealers, banks and other financial intermediaries (“Intermediaries”) for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange traded products, including the Fund, or for other activities, such as marketing and educational training or support. These arrangements are not financed by the Fund and, thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Fund’s Prospectus, and they do not change the price paid by investors for the purchase of the Fund’s shares or the amount received by a shareholder as proceeds from the redemption of Fund shares.

Such compensation may be paid to Intermediaries that provide services to the Fund, including marketing and educational support (such as through conferences, webinars and printed communications). WisdomTree Asset Management periodically assesses the advisability of continuing to make these payments.

Mr. Ed Bartz

June 24, 2013

We also believe the Trust’s disclosure is consistent with other ETFs in the industry which describe services similar to the Trust’s in their SAI, including marketing and education training programs, but do not include Item 8 disclosure in the corresponding Summary prospectus. See, e.g., Market Vectors ETF Trust (File Nos. 333-123257 and 811-10325) filed on Form N-1A dated April 24, 2013.

SAI

10.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: We confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	W. John McGuire, Esq.
Ryan Louvar, Esq.
Kathleen Long, Esq.
K. Michael Carlton, Esq.